Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Yahyn, Inc.
25 sundial Ave suite 406
Manchester, NH 03103
www.yahyn.com

Up to $496,583.94 in Common Stock at $72.42
Minimum Target Amount: $9,993.96

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Yahyn, Inc.
Address: 25 sundial Ave suite 406, Manchester, NH 03103
State of Incorporation: DE
Date Incorporated: May 23, 2019

Terms:

Equity

Offering Minimum: $9,993.96 | 138 shares of Common Stock
Offering Maximum: $496,583.94 | 6,857 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $72.42
Minimum Investment Amount (per investor): $217.26

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*:

$500 and receive 15% off your first wine order at Yahyn.com

$1,000 and receive 20% off your order and have a Somm led personal zoom explain your wines plus 5% Bonus shares

$5,000 and receive 1 Yahyn Somm picked case of wine (6 bottles) as well as 10% bonus shares

$35,000 and receive a private wine dinner for 4 plus 10% bonus shares

$100,000 and receive a private wine dinner for 10 at a Napa vineyard

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Yahyn, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $72.42/share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $7242. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible

for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The three-tiered system prevents wineries from selling directly to consumers, increasing wine prices and gouging sales returns. Yahyn bypasses that by allowing the global wine community to buy directly from vineyards and wine producers, cutting out the middleman.

Yahyn's BTC marketplace also integrates seamlessly with vineyard and wine producer's current inventory systems to display their catalog of wines for our community. This business model means that vineyards can sell to a larger audience with a much higher margin and consumers can find a far broader selection that is on average +20% cheaper per bottle.

Founded in 2013 as a virtual humidor company called Puro Trader, LLC, the company converted to a C Corp, Puro Trader, Inc. in 2021 that focused on tobacco sales and humidor sales. In 2021, the company to develop its wine business Yahyn. The company raised its first funding round in 2019 and changes its name to Yahyn, Inc. in 2022. The Yahyn virtual wine store brand started development in 2019 and launched in 2021. The Puro Trader, Inc. original business is now a separate business entity and the two entities simply share the same founder. This offering is exclusively for Yahyn, Inc. and the Yahyn products. No funds from this offering will go to Puro Trader, Inc. which is a separate entity.

Chief Executive Disclosure

The Company's CEO currently also has two other roles. He is the founder and owner of Puro Trader, Inc. the prior business which was spun out, and also works as. Sales Director for Snowflake. Pierre's primary role is with Yahyn, he currently spends approximately an hour a week on Puro Trader, Inc., and 5 hours per week on his role with Snowflake. His goal is to dedicate himself full-time to Yahyn as the company continues to grow.

Competitors and Industry

Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its

own business that competes with us.

The wine landscape has a few players in the digital landscape, however none of them approach wine the same way.

Winc: Winc is a wine subscription company that focuses on a younger wine consumer where budget is a critical selling point. Winc offers a "palate survey" to help customers match with wines however this is largely marketing driven, as Winc offers a limited amount of wines. Their technology is a marketing exercise and is based on subjective measures as opposed to Yahyn's Y-Score which is based on objective measures. Winc produces its own wines, known in the industry as White Labeling. This makes Winc both a producer and digital retailer. This is a DTC subscription play where Winc must accurately produce the amount of wine for the subscription base. They have overhead and inventory carry costs that Yahyn does not.

Wall Street Journal Wine club: The WSJ Wine Group is a higher end wine club aimed at an older and more affluent demographic. They curate and purchase wines from the "three tiered system" and pass that on to their network of subscribers. This is a traditional wine subscription based company where the model relies on their branding and knowledge to curate wines to their customers. They have all the same hurdles with cost of inventory carry, product insurance and other overhead costs.

First Leaf: First Leaf is a wine subscription company that focuses on a younger and under-educated wine consumer where budget is a critical selling point. First Leaf curates the wine that they choose to sell from lesser known brands that are looking for market exposure. First Leaf offers a "palate survey" to help customers match with wines. Their technology is a marketing exercise and is based on subjective measures as opposed to Yahyn's Y-Score which is based on objective measures. First Leaf leverages their large audience to buy wines at under cost as a "marketing expense" to the vineyards. This is often difficult for vineyards to sell wine to First Leaf at a loss to be justified as a marketing offset. This is a DTC subscription play where First Leaf must accurately predict the amount of wine for the subscription base. They have overhead (rent, insurance, warehouse staffing) and inventory carry costs that Yahyn does not.

Bright Cellars: Bright Cellars is a direct competitor to Winc. They use Palate Quiz which is not based on science or objective measures the way Yahyn's Y-Score is. Bright Cellars offers people a low introduction cost however their monthly cost is hidden until the discount window ends. Bright Cellars offers a "palate survey" to help customers match with wines. Their technology is a marketing exercise and is based on subjective measures as opposed to Yahyn's Y-Score which is based on objective measures. Bright Cellars disingenuously offers wines to its customers without telling them that they, Bright Cellars is the producer. This is another case of White Labeling wine. Please see this review site referencing the customer experience.

Wine.com: Wine.com is the oldest and largest traditional e-commerce company in the US. They purchase their wines through the "three tiered system" which means they carry the same inventory that every brick and mortar retailer and grocery store offers.

This means that their customers are more price sensitive as they have more price competition per bottle. Wine.com experiences the traditional challenges that any e-comm company has; they have overhead costs including warehouse rent, inventory insurance, cost of carry, accurate product purchasing concerns and additional staffing requirements.

Drizzly: Drizzly is an on demand delivery service that brings wine, beer and spirits to your door. They were recently acquired by Uber. Drizzly sources their inventory from local participating retailers, which, in-turn, only carry alcohol purchased through one of the two largest distributors ("three tiered system"). Their value model is based solely on convenience, as price and selection are set by the distributors and retailers.

*Yahyn does not consider Drizzy a competitor as they are a delivery service.

Vivino: Vivino originally started by licensing a third party's OCR technology and applying to wine labels. This allowed for users to learn more about the wine by taking a picture on their smart phone. They have added to that tech stack by licensing ABBYY's OCR technology more recently. After Vinvino grew their user base, which in turn grew the amount of wines that users reviewed on the app, Vivino added e-commerce to market back to their users. Vivino sources their inventory from a limited variety of sources: a handful of retailers provide the bulk of their inventory selection. Vivino also directly buys wine from vineyards, holds inventory and sells it to their user base in a more traditional e-commerce model. This carries with it all the normal hurdles; overhead cost including rent, inventory insurance warehouse, cost of carry, over purchasing product concerns and additional staffing requirements. A small percentage of their digital inventory is sourced from vineyards directly similar to Yahyn's model. This makes Vivino our closest competitor. One of the ways we are distinctly different is how we generate wine recommendations. Yahyn uses two paths: Our Artificial Intelligence science based Y-Score or through chatting with our Sommelier staff. Vivino relies on user generated reviews to help their user base select the best wines. We believe that the logic here is flawed. Overwhelmingly wine consumers state that they are not experts in wine and often swayed by brand names and bottle aesthetics. We believe that this leads to "bad data in, bad data out" recommendation and user experience.

Total Wine: Total Wine started as a traditional big box retailer with approximately 210 stores nationwide. Total Wine purchases their inventory wholesale through the "three tiered system" and marks up the product to retail prices and sells that inventory through their retail stores. Given their size in the market they have meaningful pricing power within that system. More recently they have approached the e-commerce space; however they lack expertise in this space and have been slow to innovate and lack skills in digital marketing, fulfillment and shipping logistics.

Wine Library: Wine Library started a single location wine retail shop and was one of the first to launch an e-comm store back in the late 1990's by the son of the owner Gary Vaynerchuk. He was the first to leverage the power of social media to drive e-comm sales. Wine Library, very similar to any other brick and mortar retailer. They

have a high cost of inventory that they must carry, selection is limited to what their distributors carry. Yes, they can largely only carry inventory from/thru the "three tiered system". Which means the only levers they can pull to add value to digital customers is customer service and price and selection are mute.

Current Stage and Roadmap

Our system of integrated producers and consumers is built and fully functional. Currently, we have 30+ merchants, most wineries, and over 10k+ in items as compared to a grocery store which typically lists 1500 wines or our largest competitor Wine.com which boasts 15k listings. Our marketing is refined and our metrics are solid.

Currently, our website/platform is fully functional and active. Our application is in development and scheduled for release towards the end of the second quarter of 2022.

Our future road map is to raise this current round, complete our app, and use the rest to drive eyeballs to the site.

The Team

Officers and Directors

Name: Pierre Rogers

Pierre Rogers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Chairman of the Board
  Dates of Service: August 29, 2019 - Present
  Responsibilities: Vision setting and executive management of the organizations. Full-time position ultimate responsible party for the corporation but focusing his time on company vision, investor relations, executive management, set salary at $175k which has been waived for the funding round, and a total of 7,335 options awarded which will be fully vested by 2023. Pierre's primary role is with Yahyn, he currently spends approximately an hour a week on Puro Trader, Inc., and 5 hours per week on his role with Snowflake. His goal is to dedicate himself full-time to Yahyn as the company continues to grow.

Other business experience in the past three years:

- **Employer:** Alumni Ventures Group
  Title: Head of Intermediary Distribution
  Dates of Service: January 01, 2018 - October 01, 2019
  Responsibilities: External sales of Venture Capital products to Financial Investment Firms

Other business experience in the past three years:

- **Employer:** Puro Trader, Inc.
  Title: Seed Investor / Founder
  Dates of Service: June 01, 2015 - Present
  Responsibilities: Pierre is the founder of the largest Peer to Peer cigar trading platform in the world for the worlds rarest and most collectible cigars. This business is separate from Yahyn's business. He currently focuses the majority of his time on Yahyn and Yahyn is his full time role however he is still an investor in Puro Trader.

Other business experience in the past three years:

- **Employer:** Snowflake
  Title: Sales Director
  Dates of Service: December 01, 2021 - Present
  Responsibilities: Snowflake is unique because of our cloud-built architecture that delivers the performance, concurrency, simplicity and flexibility required for a modern cloud data platform. Pierre is a Sales Director of snowflake.

Name: Joshua Leavitt

Joshua Leavitt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer & Director
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Head of Financial Operations. Full time position, board director and head of finance, senior executive manager: $150k salary which has been waived for the funding round and a total of 5,770 options awarded which will be fully vested by 2023.

Other business experience in the past three years:

- **Employer:** Alumni Ventures Group
  Title: SVP of Finance
  Dates of Service: January 01, 2016 - March 01, 2019
  Responsibilities: Head of Financial Operations

Name: Stu Bossom

Stu Bossom's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Business Development
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Stu is the head of the Sell side of our business (bringing on new merchant partners and establishing new relationships within the industry). Salary $85k with a total of 1,139 in options awarded which will be fully vested by 2024.

Other business experience in the past three years:

- **Employer:** Dangerous Import Group, LLC
  Title: President
  Dates of Service: January 01, 2011 - June 01, 2021
  Responsibilities: All aspects of operating a business which imports wine into the United States for sale in the 3 tier system

Name: Robert Bousquet

Robert Bousquet's current primary role is with New Leaders, LLC. Robert Bousquet currently services up to 40 hours as needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Robert oversees all development of our platform and technical designs. Robert was awarded 6,388 option of which approximately 4k are fully vested with the remainder being fully vested upon the launch of the Yahyn Mobile app.

Other business experience in the past three years:

- **Employer:** New Leaders, LLC
  Title: President and Founder
  Dates of Service: January 01, 2007 - Present
  Responsibilities: Robert Manages the work of a software and technical development team providing services to many high end clients

Name: Jonathan Cooper

Jonathan Cooper's current primary role is with Evolution Ventures. Jonathan Cooper currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

- **Employer:** Evolution Ventures
  Title: Managing Partner
  Dates of Service: June 01, 2013 - Present
  Responsibilities: Management and oversight of a Venture Capital shop

Name: Tod Nestor

Tod Nestor's current primary role is with Energy Focus Inc. Tod Nestor currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

- **Employer:** Energy Focus Inc
  Title: President and COO
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Executive leadership

Other business experience in the past three years:

- **Employer:** Tailgate Dogs & Sausages
  Title: Chairman of the Board
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Co Founder and senior governance leader

Name: Pam Hamlin

Pam Hamlin's current primary role is with York Creative Collective. Pam Hamlin currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

- **Employer:** York Creative Collective
  Title: President
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Senior Leader of the collective (an investment group and start up accelerator)

Name: Chris 'Ludacris' Bridges

Chris 'Ludacris' Bridges's current primary role is with Kidsnation. Chris 'Ludacris' Bridges currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

- **Employer:** Kidsnation
  Title: President
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Founder and Chief executive of the record lable

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding

whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the preferred shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any preferred shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Preferred Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Yahyn, Inc was formed on May 29, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Yahyn, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that DTC Wine and Alcohol is a

good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Alcohol Beverage Regulatory Concerns

All of our products are alcoholic beverages and therefore are heavily regulated by municipal, state, and national governments. We rely on various licenses to sell our products and these licenses can be revoked if we fail to follow specific guidelines. If we lose any of our licenses, it will be difficult for us to sell in specific regions.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supplier

A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely affect the company.

Industry/Wine

The current wine market growth could slow or stop in the future which may adversely effect the company.

Industry Specific Risks

Alcohol Beverage Regulatory Concerns: All of our products are alcoholic beverages and therefore are heavily regulated by municipal, state, and national governments. We

rely on various licenses to sell our products and these licenses can be revoked if we fail to follow specific guidelines. If we lose any of our licenses, it will be difficult for us to sell in specific regions. Suppliers: A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely affect the company. Industry/Wine - The current wine market growth could slow or stop in the future which may adversely affect the company, though the trend to DTC wine sales has been exponentially growing y/y for the past 5 years. (Souce, SVB state of the Wine Report 2020)

The Company's CEO currently has multiple roles with other entities.
The Company's CEO currently also has two other roles. He is the founder and owner of Puro Trader, Inc. the prior business which was spun out, and also works as. Sales Director for Snowflake. Pierre's primary role is with Yahyn, he currently spends approximately an hour a week on Puro Trader, Inc., and 5 hours per week on his role with Snowflake. His goal is to dedicate himself full-time to Yahyn as the company continues to grow.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Pierre Rogers	71,892	Common Stock	37.87%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Seed Convertible Note - Jon Cooper. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,857 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 110,830 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 50,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years.

The amount outstanding does not include these 50,000 shares.

Preferred Stock

The amount of security authorized is 500,000 with a total of 41,058 outstanding.

Voting Rights

Preferred Stock votes on an as converted to Common 1:1 basis

Material Rights

Preferred Stock has a 1.25x liquidation preference.

Seed Convertible Note - Jon Cooper

The security will convert into Preferred stock and the terms of the Seed Convertible Note - Jon Cooper are outlined below:

Amount outstanding: $195,000.00
Maturity Date: December 10, 2022
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $3,000.00
Conversion Trigger: Completion of the Seed Extension round $1M

Material Rights

There are no material rights associated with Seed Convertible Note - Jon Cooper.

What it means to be a minority holder

As a minority holder of Preferred shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $380,000.00
  Number of Securities Sold: 12,667
  Use of proceeds: Initial build out
  Date: May 29, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $295,000.00
  Number of Securities Sold: 6,647
  Use of proceeds: Continued funding of operations
  Date: January 20, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $563,093.00
  Number of Securities Sold: 12,688
  Use of proceeds: Continued Operations
  Date: May 05, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Continued Operations
  Date: January 01, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

YE2020 Compared to YE2021

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statement and our accountant completes a financial review of those statements.

Revenue

2021 was an incredibly successful year for the Company as we experienced record revenues and unit sales. Global 2021 revenues, at final count, are expected to exceed $250,000, up more than 500% from 2020. This increase in sales was due primarily to 2020 being our 'Building Year' (where we finished and first launched the platform, developed SOPs, and laid the framework for rapid scaling without a corresponding growth in expenses), and 2021 which was our 'Scaling Year' (the year we refined our roughly laid out SOPs and leveraged the work from the prior year to grow). This improved performance was primarily driven by two factors: We had built and refined both our platform and our integration technology to onboard merchants quickly and connect those listings to our partners at Tastry: These improvements allowed us to go from 3,500 SKUs in 2020 to over 10k SKUs by YE2021. Additionally, we refined our marketing models and technics which launched a highly aggressive digital marketing campaign that we began in March of 2021.

Cost of sales

The cost of sales in 2021 is expected to be approximately $13,000 in the fiscal year 2021, down approximately $9,000 from 2020's cost of sales of $21,840. These savings reflect both better negotiation with our merchant processing partners as well as the removal of costs associated with PuroTrader.com and its curated services program, which was spun off in 2020 as a separate entity.

Gross margins

We expect gross profit in 2021 to be approximately $250,000 up from a 2020 approximate gross profit of $22,000, an increase of almost 1,028%. We expect gross

margins as a percentage of revenue to hold consistent at 5% of Gross Revenue on an ongoing basis.

Expenses

We expect 2021 expenses to be approximately $1.3M, down $300,000 from expenses of $1.6M in 2020. The bulk of this reduction in expenses is due to a significant reduction in development costs for the build of the platform and integration technologies.

2019 v 2020 Yahyn Results of Operations

YE2019 Compared to YE2020

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statement and our accountant completes a financial review of those statements.

Revenue 2020 was a successful year for the Company as we worked through our 'Building Year' to develop and launch the Yahyn Platform. Global 2020 revenues, at final count, neared $45k, up from $19k in 2019. This increase in sales was due primarily to 2019 sales being driven primarily by tobacco sales from the Puro Trader platform as we'd only just begun the Yahyn build. The major drive in Revenue in 2020 was based on the sales of wine through our beta launch of Yahyn Cost of sales Cost of sales in 2020 were approximately $21k, up approximately $11k from 2019's cost of sales of approximately $9k. While some of these costs were related to the merchant processing for both wine and tobacco the bulk of those costs were related to the sales of Tobacco in our curated services program, a program that was spun off in 2021 into the new entity of Puro Trader, Inc.

Gross margins Gross profit in 2020 is approximately $22k up from a 2019 approximate gross profit of $10k, an increase of over 2X. Expenses 2020 expenses were approximately $1.6M, up $1M from 2019. The bulk of this increase is due to significant spending on development costs, salaries, and marketing in the 'Build Year' as opposed to 2019 when the company was first getting off the ground.

Historical results and cash flows:

Historical cashflows are not representative of our ability to grab a meaningful piece of a $25B + (and rapidly accelerating) market of DTC wine and alcohol sales. Our financials represent the work to build this new concept and make it work; our future revenues are based on driving customers to our site.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, we have approximately $20k in cash on hand with backstops in place from

our CEO, CFO, and lead investor.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are focused primarily on driving sales on the platform. We are also raising a private placement round of $1M from strategic investors over the next 45-60 days.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are not necessary to keep the doors open; our engine works and works well, we generate sales and have supports in place to continue to grow. These funds are to rapidly scale our business and exponetially grow our customer base

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum we can expect to operate for at least 6-8 months without any significant growth in our sales. Most likely, even our minimum will generate our sales such that we are covering our $50k, bottom end burn rate

How long will you be able to operate the company if you raise your maximum funding goal?

So long as we hit our maximum raise we are confident that Yahyn will be a fully capitalized, ongoing operation with sufficient revenues to be self supported by operations while generating sufficient cash flow for future investment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Private investors and crowd funding sources. Along side this crowdfunding campaign we are finalizing an earlier round with a handful of committed investors in a private offering at the earlier $10M valuation and a $70.06 price per share. These investors made their committments in early January and are committed to be invested by March 31st, otherwise, their offer expires

Indebtedness

- **Creditor:** Soroosh Kiani
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025

- **Creditor:** Joshua Leavitt - CFO (Via Dark Matter Associates)
  Amount Owed: $150,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

- **Creditor:** Pierre Rogers (Via Sunju LLC)
  Amount Owed: $178,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

- **Creditor:** SBA - EIDL
  Amount Owed: $152,482.00
  Interest Rate: 3.75%
  Maturity Date: July 01, 2030

Related Party Transactions

- **Name of Entity:** Joshua Leavitt
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Leavitt has loaned the company $150,000.
  Material Terms: Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

- **Name of Entity:** Pierre Rogers
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Rogers has loaned the company $178,000.
  Material Terms: Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

Valuation

Pre-Money Valuation: $10,999,728.96

Valuation Details:

Our valuation for this round is based on the following key components.

1. Our team

a. Both our executive team and our board are comprised of individuals with deep and highly successful track records spanning a range of business while encompassing:

i. A combined total of over 80 years in the alcohol business

ii. A successful entrepreneurial history comprising of a combined 30+ exits

b. This team and just the idea of Yahyn was valued by the market at our founding at $4M, then $5M valuation before we even had a platform launched, even closing several hundred thousand dollars in bridge funding at a $10M valuation last year.

2. Since our founding, we have:

a. Built, launched, tested, and refined our platform and brand

b. Successfully demonstrated our ability to reduce our CAC (primarily through digital spend) from $132 to $44 over the past year.

c. Driven exponential sales growth through our marketing campaigns which we expect to continue at our current pace well into 2023

d. Established a historical relationship with Tastry to bring personalized wine ratings direct to the consumer, removing the need to rely on distant 'wine experts'

e. Launched our chat service which is staff solely by level 2 sommeliers or higher who act as our front line customer service and sales team

f. Launched our Biz Dev unit, lead by Stu Bossom (30+ years in the wine industry)

g. Have a massive import initiative which will bring high-quality wines from around the world that have never before been sold here beginning this Summer.

Given where we were two years ago, our current trajectory, the projects we have launched and looking alongside valuations of similar companies at similar stages, we feel this valuation is more than appropriate.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding warrants and other securities with a right to acquire shares are exercised; and (iii) the 50,000 shares reserved for the equity incentive plan are not included in the fully diluted shares outstanding number. The pre-money valuation does not take into account any convertible securities currently

outstanding. The Company currently has $195,000.00 in Convertible Securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.96 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Additional StartEngine Platform Fees*
  96.5%
  The compensation and fees payable to StartEngine include (1) a $10,000 fixed services fee, payable from the first disbursement of funds to the Company from escrow and (2) additional fees ranging from 3.5% to 9.5% of the total amount of investments raised in the offering, payable from disbursements of funds at each applicable closing. The minimum variable fee of 3.5% increases (i) by 4% for any investment amounts paid by credit card and (ii) by an additional 2% for any investments involving international payments.

If we raise the over allotment amount of $496,583.94, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  56.5%
  This will fund our digital ad spend and marketing campaign to drive customers to Yahyn

- *Research & Development*
  30.0%
  This will be used to build out some additional functions to our websites and build out a full function app

- *Operations*
  10.0%
  This will be used to add some additional customer service and data staff to the corporate office

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.yahyn.com (www.yahyn.com/report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yahyn

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Yahyn, Inc.

[See attached]

PURO TRADER, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Puro Trader, Inc.
Manchester, New Hampshire

We have reviewed the accompanying financial statements of Puro Trader, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 11, 2021

PURO TRADER, INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	17,300
Note receivable		-
TOTAL CURRENT ASSETS		17,300
PROPERTY AND EQUIPMENT		
Property and equipment, net		34,339
OTHER ASSETS		
Deposit		4,250
		4,250
TOTAL ASSETS	$	55,889

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	213,448
Accrued expenses		257,037
SBA PPP loan		132,756
Convertible note		210,440
TOTAL CURRENT LIABILITIES		813,681
LONG-TERM LIABILITIES		
Notes payable		152,482
Notes payable - related party		354,942
TOTAL LONG-TERM LIABILITIES		507,424
TOTAL LIABILITIES		1,321,105
SHAREHOLDERS' EQUITY		
Treasury stock, see note 8		(24,980)
Preferred stock, see note 8		26
Common stock, see note 8		111
Additional paid-in capital		984,044
Accumulated deficit		(2,224,417)
TOTAL SHAREHOLDERS' EQUITY		(1,265,216)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	55,889

See independent accountant's review report and accompanying notes to financial statements.

PURO TRADER, INC.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	43,065
COST OF GOODS SOLD		21,225
GROSS PROFIT		21,840
OPERATING EXPENSES		
Contractors expense		696,134
Depreciation expense		3,583
Dues and subscriptions		49,097
General and administrative		71,162
Payroll expenses		460,697
Professional fees		25,538
Rent expense		28,573
Sales and marketing		284,921
TOTAL OPERATING EXPENSES		1,619,705
NET OPERATING INCOME		(1,597,865)
OTHER INCOME/(EXPENSES)		
Interest expense		(27,869)
Grant income		10,000
TOTAL OTHER INCOME/(EXPENSES)		(17,869)
NET LOSS	$	(1,615,734)

See independent accountant's review report and accompanying notes to financial statements.

PURO TRADER, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Treasury Stock		Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2020	-	$ -	12,667	$ 13	100,000	$ 100	$ 354,887	$ (608,683)	$ (253,683)
Repurchase of stock	20,000	(24,980)	-	-	(20,000)	(20)	-	-	$ (25,000)
Issuance of common stock - Net Capital Raise	-	-	-	-	11,361	11	504,190	-	$ 504,201
Issuance of stock	-	-	12,886	13	19,380	19	124,968	-	$ 125,000
Net loss	-	-	-	-	-	-	-	(1,615,734)	$ (1,615,734)
ENDING BALANCE, DECEMBER 31, 2020	20,000	$ (24,980)	25,553	$ 26	110,741	$ 111	$ 984,044	$ (2,224,417)	$ (1,265,216)

See independent accountant's review report and accompanying notes to financial statements.

PURO TRADER, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (1,615,734)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	3,583
Increase (decrease) in liabilities:	
Accounts payable	131,635
Accrued expenses	155,041
Deposits	(4,250)
CASH USED FOR OPERATING ACTIVITIES	(1,329,725)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for fixed assets	(7,678)
CASH USED FOR INVESTING ACTIVITIES	(7,678)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of convertible notes	130,000
Cash paid for treasury stock	(25,000)
Issuance of stock	629,201
Issuance of notes payable - related party	334,240
Issuance of EIDL loan	150,000
Issuance of SBA PPP loan	132,756
CASH PROVIDED BY FINANCING ACTIVITIES	1,351,197
NET INCREASE IN CASH	13,794
CASH AT BEGINNING OF YEAR	3,506
CASH AT END OF YEAR	$ 17,300

CASH PAID DURING THE YEAR FOR:

INTEREST	$ 8,035
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

PURO TRADER, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2020
(unaudited)

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Puro Trader, Inc. dba Yahyn (the "Company") was incorporated in the State of Virginia as a limited liability company on February 15, 2013. The Company filed a certificate of conversion in the State of Delaware to convert to a Delaware c-corporation on May 22, 2019. The Company builds and manages website designed to create an online marketplace for third part sellers of restrict brands. The Company's headquarters are located in Manchester, New Hampshire.

The Company's mission is to provide the best available price discovery mechanism alongside the larges available inventory options to consumers for hard to find, restricted brands. The Company is designed for the sales of premium cigars and is currently in operation.

Going Concern
Since Inception, the Company has relied on funds from related party notes, convertible notes, common stock issued, and contributions from owners to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

Risks and Uncertainties (continued)
Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company had no accounts receivable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware, Virginia, and New Hampshire.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling website design and selling hard to find items to customers. The Company's payments are generally collected upfront. For year ending December 31, 2020, the Company recognized $43,065 in revenue.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

1. **Summary of Significant Accounting Policies (continued)**

    New Accounting Pronouncements (continued)
    In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

    In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

    The Company leases its 2,200 square foot headquarters in Manchester, New Hampshire. The lease began in August 2019, and is for five years with a first year starting at $2,961 per month, including capitalized lease improvement costs. Future minimum lease payments under this agreement are as follows:

Year ending, December 31:	Annual Lease Payment
2021	$36,696
2022	38,241
2023	39,815
2024	37,843

PURO TRADER, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2020
(unaudited)

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Office Equipment	$ 46,822
	46,822
Less: Accumulated depreciation	12,483
Total	$ 34,339

4.   **Convertible Notes**

Convertible notes payable amounted to $195,000 at December 31, 2020. The convertible notes mature (and/or) convert on December 1, 2021. Convertible notes payable have an interest rate of 8% per annum.

Convertible notes payable have conversion rights into preferred stock. If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes payable and all accrued and unpaid interest on the notes shall automatically convert into fully paid and non-assessable shares of the preferred stock issued in such Qualified Financing at a conversion price equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing. Qualified Financing is defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $1,000,000 (including all proceeds from the incurrence of indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital. In the event of a change of control, the outstanding principal amount of all notes payable, plus all accrued and unpaid interest, in each case that has not otherwise been previously converted into equity securities, shall be due and payable immediately prior to the closing of such change of control, together with a premium equal to 50% of the outstanding principal amount to be prepaid. The Company has not yet established a class of preferred stock and consequently, there are no additional rights or terms available to such debt holders.

As of December 31, 2020, the Company has recorded $15,440 in accrued interest.

5.   **Notes Payable – Related Party**

Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

During 2020, the Company entered into a buyback agreement with a shareholder to buy back 20,000 shares of common stock in exchange for a note payable in the amount of $25,000. This note carries 5% interest and is payable on demand under one of two conditions occurring:

5.   <u>Notes Payable – Related Party (continued)</u>

(1) the Company closes an aggregate of $750,000 in financing in its Seed Extension Round, or (2) The Company achieved positive cash flow from operations and has cash reserves in excess of $200,000. As of December 31, 2021, the Company has recorded $1,912 of accrued interest on this note.

6.   <u>Notes Payable</u>

Debt consisted of the following at December 31, 2020:

EIDL loan; interest at 3.75% per annum, maturing in July 2030, monthly payment of $797 (beginning July 2022), uncollateralized.	$ 152,482
Less: Current portion of notes payable	-
Long term portion of notes payable	152,482

Maturity of the note payable is as follows:

December 31, 2021	$ -
December 31, 2022	1,389
December 31, 2023	2,857
December 31, 2024	2,966
December 31, 2025	3,078
Thereafter	142,192
	$ 152,482

7.   <u>SBA PPP Loan</u>

In 2020, the Company received loan proceeds of $132,756 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

7.   <u>**SBA PPP Loan (continued)**</u>

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

8.   <u>**Equity**</u>

Treasury Stock
During 2020, the board of directors authorized a purchase of twenty thousand (20,000) shares of the Company's common stock, in exchange for a note payable to the seller in the amount of $25,000 (see Note 5) .

Preferred Stock
Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 100,000 shares at $0.001 par value per share. As of December 31, 2020, 25,553 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 250,000 shares, at $0.001 par value per share. As of December 31, 2020, 130,741 shares have been issued and 110,741 shares are outstanding.

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 50,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, no shares have been issued under the Plan.

PURO TRADER, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2020
(unaudited)

9.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on February 15, 2013 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9.   **Subsequent Events**

Issuance of Common Stock
During 2021, the Company issued an additional 664 shares of common stock at $44.38 per share.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in equity in the Company. The Company is attempting to raise a minimum amount of $250,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 6% commission fee and listing fee of $5,000.

Managements Evaluation
The Company has evaluated subsequent events through August 11, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

See independent accountant's review report.
- 15 -

PuroTrader, LLC
Reviewed Financial Statements
and
Independent Accountant's Review Report
As of May 21, 2019 and for the Period
from January 1 to May 21, 2019

Mann, Urrutia, Nelson CPAs & Associates, LLP
1760 Creekside Oaks Drive, Suite 160
Sacramento, California 95833

PuroTrader, LLC
Table of Contents
May 21, 2019

MANN • URRUTIA • NELSON CPAs & ASSOCIATES, LLP
GLENDALE • ROSEVILLE • SACRAMENTO • SOUTH LAKE TAHOE • KAUAI, HAWAII

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Members of
PuroTrader, LLC
Manchester, New Hampshire

We have reviewed the accompanying financial statements of PuroTrader, LLC (the "Company"), which comprise the balance sheet as of May 21, 2019, and the related statements of operations and members' equity and cash flows for the period from January 1, 2019 to May 21, 2019. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Mann, Ursutio, Nelson CPAs

Sacramento, California
May 5, 2020


PuroTrader, LLC
Balance Sheet (Unaudited)
May 21, 2019
Assets


Current assets		
Cash and cash equivalents	$ 68	
Total current assets		$ 68
Non-current assets		
Property and equipment, net	32,282	
Total non-current assets		32,282
Total assets		$ 32,350


Liabilities and Members' Equity


Current liabilities		
Bank overdraft	$ 3,666	
Total current liabilities		$ 3,666
Long term liabilities		
Note payable to owner	$ 74,308	
Total long term liabilities		$ 74,308
Total liabilities		77,974
Members' equity (deficit)		(45,624)
Total liabilities and members' equity		$ 32,350

PuroTrader, LLC
Statement of Operations and Members' Equity (Unaudited)
For the Period from January 1, 2019 to May 21, 2019

Cost of goods sold	$ 5,452
Gross profit	(5,452)
General & administrative expenses	
Advertising	340
Bank charges	160
Dues & subscriptions	2,052
Insurance	228
Interest	4
Meals	674
Office expense	146
Postage & delivery	39
Research	63
Subcontractors	4,010
Taxes - other	75
Travel	(29)
Total general and administrative expenses	7,762
Loss from operations	(13,214)
Net Loss	(13,214)
Members' Equity (Deficit), Beginning of Year	(7,410)
Distribution to Members	(25,000)
Members' Equity (Deficit), End of Year	$ (45,624)

PuroTrader, LLC
Statement of Cash Flows (Unaudited)
For the Period from January 1, 2019 to May 21, 2019

Net cash flows from operating activities		
Net loss	$	(13,214)
Changes in:		
Bank overdraft		3,666
Net cash used by operating activities		(9,548)
Cash flows from financing activities		
Advances on note payable to owner		30,439
Distribution to members		(25,000)
Net cash provided by financing activities		5,439
Net decrease in cash and cash equivalents		(4,109)
Cash and cash equivalents, beginning of period		4,177
Cash and cash equivalents, end of period	$	68

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

PuroTrader, LLC, aka Yahyn ("Puro," "we," "our," or the "Company"), was formed as a limited liability company in the state of Virginia on February 15, 2013. We filed a certificate of conversion from a limited liability company to a corporation pursuant to section 265 of the Delaware General Corporation Law on May 22, 2019. The Company builds and manages websites designed to create an online market place for third party sellers of restricted brands.

PuroTrader, LLC's mission is to provide the best available price discovery mechanism alongside the largest available inventory options to consumers for hard to find, restricted brands: Purotrader.com is designed for the sales of premium cigars and is currently in operation; Yahyn.com is designed to facilitate the sales of premium wine and alcohol and is currently under construction with a target launch date for Wine sales of May 2020.

Basis of Presentation

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year end is December 31. The Company operates from its headquarters in Manchester, NH.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted the new standard as of January 1, 2018, utilizing a full retrospective transition method. Adoption of the new standard resulted in no changes for revenue recognition related as the Company has not yet generated revenue.

Topic 606 established that the Company recognize revenue using the following five-step model:

• Identification of the contract, or contracts, with a customer;
• Identification of the performance obligations in the contract;
• Determination of the transaction price;
• Allocation of the transaction price to the performance obligations in the contract; and
• Recognition of revenue when or as, the Company satisfies a performance obligation.

PuroTrader, LLC
Notes to the Financial Statements (Unaudited)
May 21, 2019

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during the period ending May 21, 2019.

Property and Equipment

Property and equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Asset Impairment

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment for the period ended May 21, 2019.

General and Administrative Expenses

General and administrative expenses include office supplies, software and other overhead expenses.

Software Development Costs

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. The company plans, under its new corporate structure, recognizes its technology to be feasible and marketable as of the end of 2019 and plans to begin capitalizing its technology costs starting in 2020. There was no capitalized software development costs as of May 21, 2019. No amortization expense of the software development costs has been recognized given that the software has not yet been released to the general public.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimate relates to the accruals for income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and as of May 21, 2019, had negative working capital of $77,906 and a members' deficit of $45,624. The Company believes that its existing cash resources are not sufficient to fund its continuing operating losses, capital expenditures, lease and debt payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management's plans include:

1. Seek to raise equity for working capital purposes and to force conversion of or pay existing debt balances. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues, and consequently cut monthly operating losses.

2. Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

PuroTrader, LLC
Notes to the Financial Statements (Unaudited)
May 21, 2019

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of May 21, 2019:

	May 21, 2019
Computer equipment	$ 35,657
Less: accumulated depreciation	(3,375)
Total property and equipment	$ 32,282

There was no depreciation expense for the period from January 1 to May 21, 2019.

NOTE 4: NOTE PAYABLE TO OWNER

In addition to his founder investment, Pierre Rogers provided additional, out of pocket funding to the Company in the form of a owner loan. The loan does not bear interest. This funding was provided on an ad hoc, as needed basis with the expectation that it would be repaid to Pierre when the company achieved sufficient cash flow to do so

NOTE 5: COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of May 21, 2019, the Company has not accrued or incurred any amounts for litigation matters.

NOTE 5: COMMITMENTS AND CONTINGENCIES (CONTINUED)

<u>Leases</u>

The Company leases its 2,200 SQFT Head Quarters in Manchester, NH with Colliers Property Management. The lease began in August 2019, and is for 5 years with a first year starting at $2,961 per month, including capitalized lease improvement costs.

Future minimum lease payments under this agreements are as follows:

Year Ending December 31:	Lease Payments
2019	$ 1,097
2020	35,178
2021	36,696
2022	38,241
2023	39,815
Thereafter	37,843
Total future minimum lease payments	$ 188,870

There was no rent expense for the period from January 1 to May 21, 2019.

NOTE 6: SUBSEQUENT EVENTS

Subsequent to May 21, 2019, a novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. As of May 5, 2020, our operations have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted remote workspaces, including ongoing and planned programming and product enhancements. Our software development and next expected milestones of our product may be impacted, and we may experience delays in anticipated timelines and milestones.

The Company has signed an engagement letter with Netcapital Funding Portal Inc. ("Netcapital") to offer the sale of the Company's common stock to the public under the exemption provided by Section 4(a)(6) of the Securities Act of 1933. This exemption is known as the crowdfunding exemption, or Regulation CF. In March 2020, the Company created a campaign page on Netcapital's website and is offering up to 2,410 shares of preferred stock for sale at a price of $44.38 per share to generate gross proceeds of up to $107,000. Starting in May of 2020, the company will expand this offering on Net Captial to issue 24,109 shares at the same price to generate gross proceeds of $1,070,000.

The Company evaluated subsequent events through May 5, 2020. There were no other material subsequent events that required recognition or additional disclosure in these financial statements

PuroTrader, Inc.
Reviewed Financial Statements
and
Independent Accountant's Review Report
For the Period Beginning May 22, 2019 and Ending December 31, 2019

Mann, Urrutia, Nelson CPAs & Associates, LLP
1760 Creekside Oaks Drive, Suite 160
Sacramento, California 95833

PuroTrader, Inc.
Table of Contents
December 31, 2019

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
PuroTrader, Inc.
Manchester, New Hampshire

We have reviewed the accompanying financial statements of PuroTrader, Inc. (a c-corporation) (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' equity and cash flows for the period from May 22, 2019 to December 31, 2019. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, except for the issues noted in the Known Departures From Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Mann, Urrutia, Nelson CPAs

Sacramento, California
May 7, 2020


PuroTrader, Inc.
Balance Sheet (Unaudited)
December 31, 2019

Assets


Current assets

Cash and cash equivalents	$ 3,506	
Notes receivable	4,298	
Total current assets		$ 7,804

Non-current assets

Property and equipment, net	30,244	
Total non-current assets		30,244
Total assets		$ 38,048


Liabilities and Stockholders' Equity


Current liabilities

Accounts payable	$ 97,253	
Accrued payroll	104,478	
Total current liabilities		$ 201,731

Long term liabilities

Note payable to stockholder	25,000	
Convertible note payable	65,000	
Total long term liabilities		90,000
Total liabilities		291,731

Stockholders' equity

Common stock, $0.001 par value, 250,000 shares authorized, 100,000 shares issued and outstanding	-	
Preferred stock, $0.001 par value, 100,000 shares authorized, 12,667 shares issued and outstanding	13	
Additional Paid-In Capital	354,987	
Accumulated deficit	(608,683)	
Total stockholders' equity (deficit)		(253,683)
Total liabilities and stockholders' equity		$ 38,048


See independent accountant's review report

2


PuroTrader, Inc.
Statement of Operations (Unaudited)
For the Period Beginning May 22, 2019 and Ending December 31, 2019

Gross revenues	$	18,888
Cost of goods sold		8,550
Gross profit		10,338
General & administrative expenses		
Advertising		59,218
Bank charges		1,282
Depreciation		2,815
Dues & subscriptions		16,186
Equipment		1,835
Insurance		67
Legal & professional		37,278
Meals		8,034
Miscellaneous		7,463
Office expense		2,271
Postage & delivery		490
Rent		4,250
Research		163
Salaries & wages - employees		159,350
Subcontractors		262,269
Taxes - other		7,215
Taxes - payroll		26,350
Travel		21,919
Utilities		566
Total general and administrative expenses		619,021
Loss from operations		(608,683)
Net Loss	$	(608,683)
Loss per common share	$	(9.96)

PuroTrader, Inc.
Statement of Changes in Stockholders' Equity (Unaudited)
For the period beginning May 22, 2019 and ending December 31, 2019

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance at May 22, 2019	-	$ -	-	$ -	$ -	$ -	$ -
Net Loss	-	-	-	-	-	(608,683)	(608,683)
Issuance of Common Stock	100,000	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	12,667	13	379,987	-	380,000
Conversion of Equity to Note Payable to Stockholder	-	-	-	-	(25,000)	-	(25,000)
Balance at December 31, 2019	100,000	$ -	12,667	$ 13	$ 354,987	$ (608,683)	$ (253,683)

See independent accountant's review report
4

PuroTrader, Inc.
Statement of Cash Flows (Unaudited)
For the period beginning May 22, 2019 and ending December 31, 2019

Net cash flows from operating activities

Net loss	$	(608,683)

Adjustments to net loss

Depreciation expense	2,815

Changes in:

Accounts payable	97,253
Accrued payroll	104,478
Other assets	31,130

Net cash used in operating activities	(373,007)

Cash flows from investing activities

Purchases of property and equipment	(3,487)

Net cash used in investing activities	(3,487)

Cash flows from financing activities

Issuance of preferred stock	380,000

Net cash provided by financing activities	380,000

Net increase in cash and cash equivalents	3,506

Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	$	3,506

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Shareholder equity converted to note payable to shareholder	$	25,000
Convertible note payable issued to shareholder	$	65,000
Value of property and equipment assumed from former LLC	$	35,657
Issuance of note receivable	$	4,298

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Organization</u>

PuroTrader, Inc., aka Yahyn ("Puro," "we," "our," or the "Company") was formed as a limited liability company in the state of Virginia on February 15, 2013. We filed a certificate of conversion from a limited liability company to a c-corporation pursuant to section 265 of the Delaware General Corporation Law on May 22, 2019. The Company builds and manages website designed to create an online marketplace for third part sellers of restricted brands. The Company's fiscal year end is December 31. The Company operates from its headquarters in Manchester, NH.

PuroTrader, Inc.'s mission is to provide the best available price discovery mechanism alongside the largest available inventory options to consumers for hard to find, restricted brands. PuroTrader.com is designed for the sales of premium cigars and is currently in operation. Yahyn.com is designed to facilitate the sales of premium wine and alcohol and is currently under construction with a target launch date for wine sales of May 2020.

The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's fiscal year end is December 31. The Company operates from its headquarters in Manchester, NH.

<u>Basis of Presentation</u>

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America.

<u>Revenue Recognition</u>

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted the new standard as of January 1, 2018, utilizing a full retrospective transition method. Adoption of the new standard resulted in no changes for revenue recognition related as the Company has not yet generated revenue.

Topic 606 established that the Company recognize revenue using the following five-step model:

• Identification of the contract, or contracts, with a customer;
• Identification of the performance obligations in the contract;
• Determination of the transaction price;
• Allocation of the transaction price to the performance obligations in the contract; and
• Recognition of revenue when or as, the Company satisfies a performance obligation.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company's deferred tax assets as it is more likely than not that none of the deferred tax assets will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation - Stock Compensation which requires all share-based payments to employees, including the vesting of restricted stock grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to common stock and capital in excess of par value during the period which services are rendered.

The Company follows ASC Topic 505-50, formerly EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services," for common stock issued to consultants and other non-employees. These shares of common stock are issued as compensation for services provided to the Company and are accounted for based upon the fair market value of the common stock.

Earnings (Loss) Per Share

Earnings (Loss) per share is computed by dividing net income or loss by the weighted-average number of shares outstanding. To the extent that stock options and convertible debt are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. See Note 10 for details of potentially dilutive securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Asset Impairment</u>

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment in 2019.

<u>General and Administrative Expenses</u>

General and administrative expenses include office supplies, software and other overhead expenses.

<u>Software Development Costs</u>

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. The company plans, under its new corporate structure, recognizes its technology to be feasible and marketable as of the end of 2019 and plans to begin capitalizing its technology costs starting in 2020. There was no capitalized software development costs as of May 21, 2019. No amortization expense of the software development costs has been recognized given that the software has not yet been released to the general public.

<u>Use of Estimates</u>

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimate relates to the accruals for income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained losses from its continuing operations and as of December 31, 2019, had negative working capital of $193,927 and a stockholders' deficit of $253,783. The Company believes that its existing cash resources are not sufficient to fund its continuing operating losses, capital expenditures, lease and debt payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management's plans include:

1. Seek to raise equity for working capital purposes and to force conversion of or pay existing debt balances. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues, and consequently cut monthly operating losses.

2. Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2019

Computer equipment	$ 39,144
Less: accumulated depreciation	(8,900)
Property and equipment, net	$ 30,244

Depreciation expense for the period beginning May 22, 2019 and ending December 31, 2019 was 2,815.

NOTE 4:   NOTE PAYABLE TO STOCKHOLDER

$25,000 note payable to a stockholder at December 31, 2019. The note is non-interest bearing and is payable on demand when the company establishes a sustained capital base of $250,000.

NOTE 5: CONVERTIBLE NOTES PAYABLE

Convertible notes payable amounted to $65,000 at December 31, 2019. The convertible notes mature (and/or) convert on December 1, 2021. Convertible notes payable have an interest rate of 8% per annum.

Convertible notes payable have conversion rights into preferred stock. If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes payable and all accrued and unpaid interest on the notes shall automatically convert into fully paid and non-assessable shares of the preferred stock issued in such Qualified Financing at a conversion price equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing. Qualified Financing is defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $1,000,000 (including all proceeds from the incurrence of indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital. In the event of a change of control, the outstanding principal amount of all notes payable, plus all accrued and unpaid interest, in each case that has not otherwise been previously converted into equity securities, shall be due and payable immediately prior to the closing of such change of control, together with a premium equal to 50% of the outstanding principal amount to be prepaid.

The Company has not yet established a class of preferred stock and consequently, there are no additional rights or terms available to such debt holders.

Management has deemed any interest accrual on the notes payable to be immaterial and as such no accrual for interest expense has been recorded.

NOTE 6: FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

<u>Fair Value Hierarchy</u>

The Fair Value Measurements Topic of FASB's ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

<u>Determination of Fair Value</u>

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value where it is practicable to do so for financial instruments not recorded at fair value are as follows:

NOTE 6: FAIR VALUE MEASUREMENTS (CONTINUED)

Cash and cash equivalents, accounts receivable, and accounts payable

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. In general, carrying amounts approximate fair value because of the short maturity of these instruments.

Long-lived Assets

All carrying amounts of long-lived assets approximate fair value.

Debt

At December 31, 2019, the Company's convertible debt was carried at its face value plus accrued interest. Based on the financial condition of the Company, it is impracticable for the Company to estimate the fair value of its short and long-term debt.

The Company has no instruments with significant off-balance sheet risk.

NOTE 7: INCOME TAXES

Since its inception, the Company has never recorded a provision or benefit for federal and state income taxes.

At December 31, 2019, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $608,000 expiring in the years of 2020 through 2035. Utilization of the net operating losses may be subject to annual limitations provided by Section 382 of the Internal Revenue Code and similar State provisions due to ownership changes that may occur in the future.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2019

Deferred tax assets, net:	
Net operating loss carryforwards	$ 608,000
Valuation allowance	(608,000)
Net deferred tax assets	$ -

The valuation allowance increased to approximately $608,000 at December 31, 2019

The Company did not have any material unrecognized tax benefits as of December 31, 2019. The Company does not expect the unrecognized tax benefits to significantly increase or decrease within the next twelve months. The Company recorded no interest and penalties relating to unrecognized tax benefits as of and during the year ended December 31, 2019. The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the year ending December 31, 2019.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2019, the Company has not accrued or incurred any amounts for litigation matters.

Leases

The Company leases its 2,200 SQFT Head Quarters in Manchester, NH with Colliers Property Management. The lease began in August 2019, and is for 5 years with a first year starting at $2,961 per month, including capitalized lease improvement costs.

Future minimum lease payments under this agreements are as follows:

Year Ending December 31:	Lease Payments
2020	$ 35,178
2021	36,696
2022	38,241
2023	39,815
2024	37,843
Total future minimum lease payments	$ 187,773

Rent expense was $4,250 for the period from May 22, 2019 to December 31, 2019.

NOTE 9: STOCKHOLDERS' DEFICIT

The Company is authorized to issue 250,000 shares of its common stock and 100,000 shares of Seed Series Preferred stock each, par value $0.001. 100,000 shares of common stock and 12,667 shares of Seed Series Preferred stock are outstanding as of December 31, 2019.

Based upon valuation of its Seed Round of funding which closed November 30, 2019, the Company's stock is recognized to have a value of $30 per share. This valuation is set based upon a private, arms length negotiation between the Company and its chief investor and should not be used as a price valuation for taxation purposes. The Company intends to pursue an IRS section 409-A compliant valuation to set a tax valuation during the fiscal year end 2020.

$65,000 of notes payable plus any accrued interest payable on such notes is convertible into preferred stock at a 20% discount of the price per share that is paid by other purchasers of preferred stock sold in a qualified financing. Preferred stock is authorized, and the rights and preferences of any preferred stock issued in the future shall be determined in a negotiation with an investor that desires to purchase preferred stock from the Company.

Preferred Stock

Each outstanding share of preferred stock bears no cumulative cash dividend; is convertible on a 1 to 1 ratio into shares of common stock, which is equivalent to a conversion price of $39.74 per share; and has a liquidation preference of 1.5x its cost basis. The preferred stock generally votes together as a single class with the common stock and has one vote per share. All shares of preferred stock are held of record by the company's principal investor, Evolution Ventures. At December 31, 2019, 12,667 shares of preferred stock were issued and outstanding under the Plan and 12,667 shares of common stock were reserved for the conversion of the preferred stock.

NOTE 10: LOSS PER COMMON SHARE

Loss per common share data was computed as follows:

Net loss	$ (608,683)
Weighted average common shares outstanding	61,095
Effect of dilutive securities	-
Weighted average dilutive common shares outstanding	61,095
Earnings (loss) per common share – basic and diluted	$ (9.96)

$65,000 of the Company's notes payable are convertible into shares of preferred stock; however, the notes cannot be converted until certain contingencies are met. Consequently, any potentially issuable shares of common stock resulting from a note conversion have not been considered.

NOTE 11: SUBSEQUENT EVENTS

Subsequent to December 31, 2019, a novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. As of May 7, 2020, our operations have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted remote workspaces, including ongoing and planned programming and product enhancements. Our software development and next expected milestones of our product may be impacted, and we may experience delays in anticipated timelines and milestones.

The Company has signed an engagement letter with Netcapital Funding Portal Inc. ("Netcapital") to offer the sale of the Company's common stock to the public under the exemption provided by Section 4(a)(6) of the Securities Act of 1933. This exemption is known as the crowdfunding exemption, or Regulation CF. In March 2020, the Company created a campaign page on Netcapital's website and is offering up to 2,410 shares of preferred stock for sale at a price of $44.38 per share to generate gross proceeds of up to $107,000. Starting in May of 2020, the company will expand this offering on Netcapital to issue 24,109 shares at the same price to generate gross proceeds of $1,070,000

The Company evaluated subsequent events through May 7, 2020. There were no other material subsequent events that required recognition or additional disclosure in these financial statements

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT

Campaign Page Video

Wine is broken. Hi, my name's Pierre Rogers. I am the founder of Yahyn. Have you ever noticed that? No matter what wine store, you go into, whether it's Portland, Oregon, or Portland, Maine, the selection all looks exactly the same. Or maybe you've noticed that when you go to a restaurant and you look at that wine list, many of the names seem foreign to you. Heaven forbid you leave that restaurant to never find those bottles of wine ever again. If you're really lucky, you've gotten a chance to visit wine country. And as you've driven around, you probably realize you don't know most of the vineyards. You ever wonder why that is.

Well after prohibition, when the federal government gave the right to sell alcohol back to each individual state, you effectively had 50 different sets of rules. This gave rise to what we now call the three-tier system. In order for a vineyard to sell into multiple states, they have to meet the permitting and regulatory hurdles to be able to do that. The three-tier system is where a wine producer sells to a wholesaler. The wholesalers are large and they carry all of the permit and regulatory burden. That wholesaler then moves that wine on to the distributor and ultimately to the retailer where you and I then purchase it. The problem is, is that vineyards then operate on razor thin margins and incredibly difficult to get into that system. And then you and I pay far too much per bottle of wine.

Yahyn completely disrupts that antiquated system by connecting you the consumer directly with the vineyard.

How do we do that? We've created a marketplace platform using a custom API. We integrate into the point of sale and inventory management system of these various wine producers, thereby allowing all of them to come onto the platform. This completely democratizes the access to wine.

For the consumer, we get a far broader selection at oftentimes much lower prices, somewhere between 15 to 30% cheaper per bottle.

Yahyn's mission is to find your perfect bottle of wine for your perfect moment, whether you're celebrating a birthday or just unwinding after a long day Yahyn's goal is to find that bottle of wine for you. And we do this through two distinct methods. Number one, our AI tastry powered service. We call this our Y score, where we match you perfectly with the bottle of wine, that best suits your pallet. Remember the computer doesn't care, whether they've got a big marketing budget or whether the bottle looks pretty, they only care about what it tastes like and what you prefer. The second method is actually our chat system is managed by level two and above sommeliers from around the world. So whether you want to do a deep dive on a particular bottle of wine, or you're just trying to figure out a wine to go with dinner tonight, our sommeliers are there to help you, again, find that perfect bottle for your perfect moment. Never buy a bad bottle of wine again. Again, my name's Pierre Rogers, the founder of Yahyn. I have to say thank you so much for following along on our journey and taking a look at us. I appreciate it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION
OF
PURO TRADER, INC.

ARTICLE I

The name of the corporation is Puro Trader, Inc, DBA Yahyn. (the "*Company*").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 1,000,000 with par value of $0.001 per share, the total number of shares of Preferred Stock the Company has the authority to issue is 500,000 with a par value of $0.001 per share.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Joshua Leavitt
25 Sundial Ave Suite 406
Manchester, NH 03103

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VIII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal

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liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE X

Except as provided in ARTICLE VIII and ARTICLE IX above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

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I, the undersigned, as the incorporator of the Company, have signed this Amended and Restated Certificate of Incorporation on Feb 16, 2020.

Joshua Leavitt, Incorporator

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